Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2015

NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2015 will be held at 9 a.m. on 25 May 2016 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To	consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of the Company for the year 2015;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2015;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2015;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2015 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board to determine the distribution of interim dividends for the year 2016;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2016 and to authorise the Board of Directors to determine their remuneration;

SPECIAL RESOLUTION

7.	To consider and, if thought fit, to pass the following as special resolution:

“THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company and determine the terms and conditions of issuing in accordance with the status quo of the market during the period as permitted under the general mandate, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of shares to be issued to current shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares (A Shares) and/or overseas listed foreign shares (H Shares), separately or collectively, issued and handled (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with (a) above shall not exceed 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of proposal and passing of this resolution at the 2015 Annual General Meeting, respectively.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which need to or may need to exercise such rights after the expiry of the relevant period of this mandate.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2015 Annual General Meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company following the passing of this resolution; (ii) the expiration of the 12-month period following the passing of this resolution at the 2015 Annual General Meeting; or (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and duly make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect new capital structure of the Company and the new registered share capital by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual situation of the capital structure of the Company after such issuance.

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, rules or listing rules of the stock exchanges on which the Company is listed, and the Articles of Association of the Company.

(g)	The Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, regulations or the listing rules of the stock exchanges on which the Company is listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and other relevant authorities are obtained.”

By Order of the Board
PetroChina Company Limited Wu Enlai
Secretary to the Board

6 April 2016

Notes:

1.	Important: You should first review the annual report of the Company for the year 2015 before appointing a proxy. The annual report for the year 2015 is expected to be dispatched to Shareholders on or before 30 April 2016 to the addresses as shown in the register of members of the Company. The annual report for the year 2015 will include the Report of the Directors for the year 2015, the Report of the Supervisory Committee for the year 2015 and the Audited Financial Statements for the year 2015 for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Monday, 25 April 2016 to Wednesday, 25 May 2016 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 22 April 2016. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 24 May 2016 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Rooms 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2015, which is expected to be dispatched to the Shareholders on or before 30 April 2016.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarised. To be valid, for holders of H Shares, the notarised power of attorney or other document of authorization, and the form of proxy must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) not less than 24 hours before the time appointed for the holding of the annual general meeting.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Wednesday, 4 May 2016 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

9.	As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.